As filed with the Securities and Exchange Commission on April 7, 1997.
                                                      Registration No. 333-_____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                                  ____________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 _____________

                              BHC FINANCIAL, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             Delaware                                    23-2264646
       (State or Other Jurisdiction of                 (I.R.S. Employer
       Incorporation or Organization)                  Identification Number)

                              One Commerce Square
                               2005 Market Street
                          Philadelphia, PA  19103-3212
                                 (215) 636-3000

         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                               Lawrence E. Donato
                     Senior Vice President, Chief Financial
                             Officer and Treasurer
                              One Commerce Square
                               2005 Market Street
                          Philadelphia, PA  19103-3212
                                 (215) 636-3000

           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                               _________________
                                   Copies to:

                            William H. Rheiner, Esq.
                              Martha J. Hays, Esq.
                       Ballard Spahr Andrews & Ingersoll
                               1735 Market Street
                            Philadelphia, PA  19103
                                 (215) 665-8500
                                ________________

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ________________

                        CALCULATION OF REGISTRATION FEE

       Title of Each Class of                          Proposed Maximum     Proposed Maximum
          Securities to Be              Amount to       Offering Price          Aggregate            Amount of
             Registered               Be Registered      Per Share(1)       Offering Price(1)   Registration Fee(1)
-------------------------------------------------------------------------------------------------------------------
BHC Common Stock ($.001 par value)    200,000 shares     $32.313            $6,462,600          $1,958.36
===================================================================================================================

(1) Calculated in accordance with Rule 457(c) on the basis of the average high and low reported price of BHC's Common Stock on April 2, 1997, as reported by the Nasdaq National Market.

                   _________________________________________

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS         Subject to Completion, Dated April 7, 1997

                                 200,000 Shares

[Logo]                         BHC FINANCIAL, INC.

                                  Common Stock

  All of the 200,000 shares of common stock of BHC Financial, Inc. ("BHC") offered hereby are being sold by BHC and are currently held in its treasury (the "BHC Shares"). The BHC Shares are being offered in connection with the Agreement and Plan of Merger dated March 2, 1997 (the "Merger Agreement") among BHC, Fiserv, Inc. ("Fiserv"), and Fiserv Sub, Inc. ("Fiserv Sub"), a wholly owned subsidiary of Fiserv. Pursuant to the Merger Agreement, Fiserv Sub will merge into BHC, and BHC will be the surviving corporation and a wholly owned subsidiary of Fiserv (the "Merger"). The Merger Agreement requires that BHC sell in an offering such number of shares of common stock of BHC, par value $.001 ("BHC Common Stock") as may be necessary to satisfy the Pooling Condition. The Pooling Condition is defined in the Merger Agreement as Fiserv having reasonably determined that the Merger would be accounted for as a pooling of interests in accordance with generally accepted accounting principles. This offering is being made to satisfy the Pooling Condition. See "The Merger."

  The Merger will be consummated upon satisfaction (or waiver, to the extent permissible) of the terms and conditions set forth in the Merger Agreement, including approval of the Merger Agreement by the BHC stockholders. Upon consummation of the Merger, the BHC Shares offered hereby will be automatically converted into the right to receive the number of shares of common stock of Fiserv, par value $.01 ("Fiserv Common Stock"), as shall equal the Conversion Ratio (the "Fiserv Shares"). The Conversion Ratio is defined as the quotient of $33.50 divided by the Average Fiserv Stock Price. The Average Fiserv Stock Price will be the average of the closing prices of Fiserv Common Stock as reported on the Nasdaq National Market ("Nasdaq") for the twenty trading days ending two trading days prior to the effective time of the Merger. BHC stockholders will receive cash in lieu of fractional shares of Fiserv Common Stock.

  BHC Common Stock is traded on Nasdaq under the symbol "BHCF." Fiserv Common Stock is traded on Nasdaq under the symbol "FISV." On April 4, 1997, the closing price of BHC Common Stock was $32 3/8 and the closing price of Fiserv Common Stock was $37 1/16, both as reported on Nasdaq.

  The BHC Shares may be sold from time to time to purchasers directly in one or more transactions at a fixed price, which may be changed, at varying prices determined at the time of sale or at negotiated prices. Alternatively, BHC may from time to time sell the BHC Shares in transactions involving broker-dealers who may act as agent and/or may acquire BHC Shares from BHC as principal and who may receive compensation from BHC and/or the purchasers of the shares. Broker-dealers who acquire BHC Shares as principal may thereafter resell such BHC Shares in transactions, including transactions in the nature described above. Any broker-dealers who participate in a sale of shares may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). Any commissions paid or any discounts or concessions allowed to any such broker-dealer and, if any such broker-dealers purchase BHC Shares as principal, any profits received on the resale of such BHC Shares, may be deemed to be underwriting discounts and commission under the Securities Act. BHC Securities, Inc., a wholly owned subsidiary of BHC ("BHC Securities") may act as agent in the offering. It will not receive any compensation for its services. See "Plan of Distribution."

  See "RISK FACTORS" commencing on page 12 for information that should be considered by prospective purchasers of the securities offered hereby.
                 _____________________________________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE


                  The date of this Prospectus is _______, 1997

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment.  A        +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may + +offers to buy be accepted prior to the time the registration statement becomes+ +effective. This prospectus shall not constitute an offer to sell or the + +solicitation of an offer to buy nor shall there be any sale of these securities +in any State in which such offer, solicitation or sale would be unlawful prior+ +to registration or qualification under the securities laws of any such State. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") by BHC (File No. 0-20185) are hereby incorporated by reference into this Prospectus:

  (1) BHC's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Commission on March 14, 1997; and

  (2) BHC's Proxy Statement (included in Fiserv's Registration Statement on Form S-4 (File No. 333-23349) dated March 14, 1997, filed with the Commission on March 14, 1997).

  The following document of Fiserv (File No. 0-149481) is also incorporated by reference into this Prospectus:

  (1) Fiserv's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Commission on February 18, 1997.

  All other documents filed by BHC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering pursuant to this Prospectus shall be deemed to be incorporated by reference and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

  BHC will provide without charge to each person to whom a copy of this Prospectus is delivered, upon oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for documents should be directed BHC Financial, Inc., One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103-3212 (telephone number 215-636-
3000), Attention: Robert B. Kaplan, Secretary.


  No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by BHC. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall under any circumstances imply that the information contained herein is correct as of any date subsequent to the date hereof.

                             AVAILABLE INFORMATION

  BHC is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information concerning BHC filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web (http://www.sec.gov) which contains reports, proxy statements and other information concerning the Company filed electronically with the Commission. Shares of BHC common stock are traded on Nasdaq. Such reports, proxy statements and other information can also be inspected and copied at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006.

  BHC has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, the "Registration Statement"), under the Securities Act with respect to the securities offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                              ____________________

                               TABLE OF CONTENTS

              ------

Page
-------------------------------------------------

INCORPORATION OF CERTAIN DOCUMENTS
  BY REFERENCE..............................   2
AVAILABLE INFORMATION.......................   3
PROSPECTUS SUMMARY..........................   4
RISK FACTORS................................  12
USE OF PROCEEDS.............................  15
THE MERGER..................................  15
DESCRIPTION OF FISERV COMMON STOCK..........  19
DESCRIPTION OF BHC COMMON STOCK.............  20
BHC SELECTED FINANCIAL DATA.................  21
FISERV SELECTED FINANCIAL DATA..............  24
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
  FINANCIAL INFORMATION.....................  26
PLAN OF DISTRIBUTION........................  31
LEGAL MATTERS...............................  31
EXPERTS.....................................  31

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements contained in this Prospectus or incorporated by reference herein.


                                  INTRODUCTION

  The BHC Shares are being offered in connection with the Merger Agreement. The Merger Agreement requires that BHC sell in an offering such number of shares of BHC Common Stock as may be necessary to fulfill the "Pooling Condition," which is defined in the Merger Agreement as Fiserv having reasonably determined that the Merger be accounted for as a pooling of interests in accordance with generally accepted accounting principles. This offering is being made to satisfy the Pooling Condition. See "The Merger."

  The BHC Shares sold hereby will be converted into Fiserv Common Stock upon consummation of the Merger. Pursuant to the Merger Agreement, each outstanding share of BHC Common Stock will be converted into the right to receive such number of shares of Fiserv Common Stock, as shall equal the Conversion Ratio, which is defined as the quotient of (x) $33.50 divided by (y) an amount equal to the Average Fiserv Stock Price. The Average Fiserv Stock Price will be the average closing price of Fiserv Common Stock as reported on Nasdaq (as reported in The Wall Street Journal) for the 20 trading days ending on the second trading
   -----------------------
day prior to the effective time of the Merger. See "The Merger - Merger Consideration."

  Consummation of the Merger is subject to the satisfaction or waiver (where permissible) of all conditions set forth in the Merger Agreement, including approval of the Merger Agreement by BHC stockholders at a special meeting to be held on May 23, 1997 (the "Special Meeting"). See "The Merger - Conditions to the Merger" and "Risk Factors." Certificates representing the BHC Shares issued in the offering are to be exchanged for certificates representing Fiserv Shares upon consummation of the Merger. See "The Merger - Exchange of Share Certificates."


                                 THE COMPANIES

BHC

  BHC, through its principal business unit, BHC Securities, Inc. ("BHC Securities"), is a leading national third-party provider of integrated processing and support services to broker-dealers and financial institutions ("Clients"). During 1996, BHC Securities processed, on behalf of its Clients, approximately 2.2 million transactions for over 1.1 million retail brokerage accounts. To enable its Clients to outsource key securities processing functions, BHC Securities provides cost effective integrated trade execution, clearing, margin lending, customer account processing and other customized programs, reports and services ("Processing and Support Services"). Through TradeStar Investments, Inc. ("TradeStar"), a registered brokerage firm headquartered in Houston, Texas and a wholly owned subsidiary of BHC, BHC also offers retail brokerage services at discount commission rates. TradeStar also markets BHC Securities' Processing and Support Services throughout the United States.

  BHC was incorporated in Delaware in 1983. Its principal executive offices are located at One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103-3212, and its telephone number is (215) 636-3000. References in this Prospectus to "BHC" include BHC's subsidiaries, unless the context indicates otherwise.


Fiserv

  Fiserv, with operations in 75 cities, including 15 cities in Canada, England and Singapore, is a leading independent provider of financial data processing systems and related information management services and products to banks, credit unions, mortgage banks, savings institutions and other financial intermediaries. These services and products are based primarily on proprietary software developed by Fiserv and maintained on computers located at data processing centers throughout the United States. Fiserv is ranked as the nation's leading data processing provider for banks and savings institutions in terms of total clients served and is the nation's second leading data processing provider for credit unions and mortgage banks.

  Fiserv was incorporated in Wisconsin in 1984. Fiserv's principal executive offices are located at 255 Fiserv Drive, Brookfield, Wisconsin 53045, and its telephone number is (414) 879-5000. References in this Prospectus to "Fiserv" include Fiserv's subsidiaries, unless the context indicates otherwise.


                                  THE OFFERING


BHC Common Stock offered/(1)/                  200,000 shares

BHC Common Stock outstanding
 prior to the offering/(2)/                    approximately 6,330,850 shares

Fiserv Common Stock outstanding
 prior to the offering/(3)/                    approximately 45,441,908 shares

BHC Nasdaq Symbol                              BHCF

Fiserv Nasdaq Symbol                           FISV

---------------
/(1)/ To be automatically converted, pursuant to the Merger, into Fiserv Common Stock. See "The Merger."
/(2)/ As of April 7, 1997. Does not include approximately 647,750 shares of BHC Common Stock issuable upon the exercise of outstanding options.
/(3)/ As of March 20, 1997. Does not include approximately 1,088,000 shares of Fiserv Common Stock issuable upon the exercise of outstanding options.

                                  THE MERGER

General

  BHC, Fiserv and Fiserv Sub have entered into the Merger Agreement, which provides for a stock-for-stock merger of Fiserv Sub into BHC, upon the terms and subject to the conditions of the Merger Agreement. A Special Meeting is to be held at the principal office of BHC, One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania, on May 23, 1997 at 9:30 a.m. local time for the purpose of considering and voting upon the Merger Agreement. The affirmative vote of a majority of the outstanding shares of BHC Common Stock entitled to vote at the Special Meeting is required to approve the Merger Agreement.

  If the BHC stockholders approve the Merger Agreement and the other conditions to the Merger are satisfied or waived (where permissible), the Merger will be consummated and become effective as of the time of filing a Certificate of Merger with the Secretary of the State of Delaware (the "Effective Time") unless the parties agree to a later Effective Time. Assuming BHC stockholders approve the Merger Agreement, it is currently contemplated that the Effective Time will be May 30, 1997. See "The Merger."

Effect of the Merger

  The Merger Agreement provides for the Merger of Fiserv Sub, a wholly owned subsidiary of Fiserv, with and into BHC. BHC will be the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Fiserv. At the Effective Time, BHC will change its name to "Fiserv Clearing, Inc." See "The Merger."

Merger Consideration

  Each outstanding share of BHC Common Stock will be converted into the right to receive such number of shares of Fiserv Common Stock as shall equal the Conversion Ratio, which is defined as the quotient of (x) $33.50 divided by (y) the Average Fiserv Stock Price, which will be an amount equal to the average closing price of Fiserv Common Stock as reported on Nasdaq (as reported in The
                                                                           ---
Wall Street Journal) for the 20 trading days ending on the second trading day
-------------------
prior to the Effective Time. Assuming an Average Fiserv Stock Price of $____ (the closing price of Fiserv Common Stock as reported on Nasdaq on April ___, 1997), the Conversion Ratio would be _________ and would result in the present BHC stockholders owning approximately ___% of the outstanding Fiserv Common Stock. See "The Merger-Merger Consideration."

Fractional Shares

  No fractional shares of Fiserv Common Stock will be issued in the Merger. In lieu of any fractional shares, each holder of BHC Common Stock who would otherwise be entitled to receive a fractional share of Fiserv Common Stock pursuant to the Merger will be paid an amount in cash, without interest, rounded to the nearest cent, determined by multiplying (i) the per share closing price of Fiserv Common Stock as reported on Nasdaq on the date of the Effective Time, by (ii) the fractional interest to which such holder would otherwise be entitled. Fiserv will make available to its exchange agent the cash necessary for this purpose.

Management and Operations of BHC After the Merger

  Following the Merger, BHC (which will be renamed Fiserv Clearing, Inc.) will be the Surviving Corporation and a wholly owned subsidiary of Fiserv. George D. Dalton, Chairman of the Board of Fiserv, will become the sole director of the Surviving Corporation. Current officers of Fiserv Sub will become the officers of the Surviving Corporation. Fiserv intends to operate the Surviving Corporation as an independent subsidiary after the Merger and has no present intention to move or consolidate any of the operations of the Surviving Corporation or its subsidiaries or to change the name of any of its subsidiaries. See "The Merger-Management and Operations of BHC Following the Merger."

Conditions to the Merger

  The obligations of Fiserv and BHC to consummate the Merger are subject to the satisfaction or waiver (to the extent permissible) of certain conditions set forth in the Merger Agreement. In the event Fiserv reasonably determines that the Merger would be accounted for as a pooling of interests in accordance with generally accepted accounting principles, then, subject to the other terms and conditions of the Merger Agreement, the Merger will be consummated. In the event Fiserv reasonably determines that the Merger cannot be accounted for as a pooling of interests, then, subject to the other terms and conditions of the Merger Agreement, the Merger will be consummated, provided that the Merger consideration will be adjusted by modifying the definition of Conversion Ratio such that $33.50 is replaced with $31.50. See "The Merger-Conditions to the Merger."

Exchange of BHC Share Certificates

  Promptly after the Effective Time, Firstar Trust Company, Milwaukee, as exchange agent (the "Exchange Agent"), will mail to each holder of shares of BHC Common Stock a letter of transmittal and instructions for exchanging such holder's certificates to certificates representing the shares of Fiserv Common Stock to which such holders are entitled. BHC stockholders should not send their certificates until they receive such instructions. See "The Merger-Exchange of Share Certificates."

Federal Income Tax Consequences to the Merger

  The Merger Agreement provides that, for federal income tax purposes, BHC and Fiserv intend that the Merger constitute a tax-free "reorganization" within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the United States Internal Revenue Code of 1986, as amended (the "Code"). BHC and Fiserv intend to treat the Merger as a tax-free reorganization in their federal income tax returns. In the event that certain guidelines of the Internal Revenue Service are not satisfied, it is possible the Internal Revenue Service would challenge the tax treatment of the Merger as a tax-free reorganization. No ruling has been requested from the Internal Revenue Service.

The foregoing summary is not intended, and should not be considered, as tax advice. Holders of BHC Common Stock are urged to consult their own tax advisers regarding the tax consequences to them under applicable federal, state, local and foreign tax laws. For additional information, see "The Merger-Federal Income Tax Consequences of the Merger."

              COMPARATIVE PER SHARE DATA AND DIVIDEND INFORMATION

  The following table sets forth for the periods indicated the closing price per share of Fiserv Common Stock and BHC Common Stock as reported by Nasdaq.

                           Fiserv                  BHC
                        Common Stock           Common Stock
                     -------------------       ------------

                     High       Low       High          Low
                     ---------  --------  ------------  --------

1995:
  First Quarter      $  27 3/4   $21       $14 1/4      $9 1/16
  Second Quarter        28 3/8    25 3/4    16 3/8      14 1/8
  Third Quarter         31        25 1/2    20 1/8      15 1/2
  Fourth Quarter        30 1/8    25 1/2    19 1/2      16 1/4

                     High       Low       High          Low
                     ---------  --------  ------------  --------

1996:
   First Quarter     $  32      $ 25 3/8    $18 5/8     $12 7/8
   Second Quarter       33 3/8    28 1/16    14 3/4      12 1/2
   Third Quarter        38 11/16  28 5/8     15 1/8      13
   Fourth Quarter       39 5/8    34         16 3/4      13

1997:
  First Quarter      $  39      $ 32 3/4    $32 5/8     $15 1/4
  Second Quarter        37 3/8    37         32 9/16     32 1/8

 (through April 4, 1997)

On February 28, 1997, the last full trading day prior to the joint public announcement that BHC and Fiserv had executed the Merger Agreement, the closing prices per share of Fiserv Common Stock and BHC Common Stock as reported by NASDAQ were $32.75 and $20.00, respectively.

  As of April 7, 1997 BHC had approximately 1,400 holders of record of BHC Common Stock and Fiserv had approximately 30,000 holders of record of Fiserv Common Stock.

  BHC has historically paid cash dividends on a quarterly basis. For each of the years ended December 31, 1995 and December 31, 1996, BHC paid quarterly cash dividends of $.03 per share, for aggregate annual cash dividends of $.12 per share.

  Fiserv has never declared or paid any cash dividends or made any other distribution on Fiserv Common Stock, and it is anticipated that in the foreseeable future Fiserv will follow its policy of retaining any earnings for use in its business. Any future determination as to declaration and payment of dividends will be made at the discretion of the Board of Directors of Fiserv.

           SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

  The following tables present summary historical information for Fiserv and BHC and unaudited summary pro forma combined financial information derived from the historical consolidated financial statements of Fiserv and BHC incorporated by reference herein. The unaudited pro forma combined financial data gives effect to the Merger by combining the financial statement data of Fiserv and BHC at December 31, 1996 and December 31, 1995 and for each year in the three year period ended December 31, 1996 on a pooling of interests basis of accounting. The pro forma combined financial data is not necessarily indicative of actual or future operating results or financial position that would have occurred or will occur upon consummation of the Merger. The unaudited pro forma combined financial information has been prepared on the assumption that 6,566,000 shares of Fiserv Common Stock will be issued in the Merger for all shares of BHC Common Stock outstanding as of the Effective Time. The pro forma summary consolidated balance sheet data and the pro forma summary consolidated statements of income data have been prepared by Fiserv management based upon the audited financial statements of Fiserv and BHC for the periods indicated.

  The summary financial data presented below should be read in conjunction with such financial statements and the notes thereto. The historical financial data at and for each year in the five-year period ended December 31, 1996, with respect to Fiserv and BHC, have been extracted from audited financial statements filed with the Commission. See "Incorporation of Documents by Reference" and "Unaudited Pro Forma Condensed Consolidated Financial Information."

             Fiserv Summary Historical Consolidated Financial Data
                    (In thousands, except per share amounts)

                                                Year Ended December 31,
                             -----------------------------------------------------------
                                1992        1993        1994       1995(1)       1996
                             ----------  ----------  ----------  -----------  ----------
Income Statement Data:
 Revenues..................  $  341,448  $  467,863  $  579,839  $  703,380   $  798,268
 Income (loss) before taxes      39,291      53,177      67,345     (98,531)     104,549
 Net income (loss).........      24,366      32,713      40,407     (59,863)      61,684
 Net income (loss) per common
  and common equivalent
  share....................  $     0.69  $     0.83  $     0.99  $    (1.36)  $     1.34
    Shares used in
     computing net income
   per share...............      35,379      39,455      40,735      44,008       46,198

                                                Year Ended December 31,
                             -----------------------------------------------------------
                                1992        1993        1994        1995         1996
                             ----------  ----------  ----------  ----------   ----------
Balance Sheet Data:
 Total assets..............  $1,097,339  $1,395,403  $1,661,345  $1,885,299   $1,908,519
 Long-term debt and
   other long-term
    obligations............      59,472     122,417     150,016     383,416      272,864
Stockholders' equity.......     195,630     312,873     358,722     434,262      507,270
 Book value per common
  share....................  $     5.62  $     7.89  $     8.96  $     9.67   $    11.19
----------------

(1) 1995 includes certain charges related to the acquisition of Information Technology, Inc. ("ITI"). The charges are a pre-tax special, one-time, non-cash charge of $173 million to expense the purchased ITI Premier II research and development and a pre-tax charge of $9.9 million for the accelerated amortization of the completed ITI Premier I software. The combined after tax charge was $109.6 million ($2.49 per share). Net income and net income per share before such charges were $49.8 million and $1.13, respectively.

               BHC Summary Historical Consolidated Financial Data
                    (In thousands, except per share amounts)

                                                 Year Ended December 31,
                                   ---------------------------------------------------
                                      1992        1993      1994      1995      1996
                                   -----------  --------  --------  --------  --------

Income Statement
Data:
 Revenues........................  $ 51,031     $ 60,428  $ 67,376  $ 81,354  $ 97,817
 Income before
  taxes..........................    13,306       17,655    16,753    22,385    29,913
 Net income......................     8,628       11,012    10,624    13,937    18,024
 Earnings per share:
  Primary........................  $   2.29     $   1.84  $   1.40  $   1.94  $   2.69
  Fully Diluted..................  $   1.63     $   1.60  $   1.40  $   1.94  $   2.69
 Weighted Average Shares
  outstanding:
  Primary........................     3,778        5,978     7,581     7,193     6,688
  Fully diluted..................     5,563        7,046     7,581     7,193     6,688

 Cash dividends declared per
  common share...................        --     $   0.04  $   0.08  $   0.12  $   0.12

                                                   Year Ended December 31,
                                   ---------------------------------------------------

                                     1992         1993      1994      1995      1996
                                   --------     --------  --------  --------  --------

Balance Sheet Data:
 Total Assets....................  $393,572     $490,194  $551,921  $634,002  $785,299
 Long-term debt and other long-
  term obligations...............    19,211        2,207       583        --        --
 Stockholders' equity............    26,639       68,525    75,101    85,308    93,467
 Book value per common share.....  $   6.62(1)  $   9.04  $  10.43  $  12.19  $  14.76

____________________
(1) Assumes conversion of the then outstanding 8% convertible debentures due February 27, 1997 into common stock at December 31, 1992.

            Fiserv and BHC Summary Pro Forma Combined Financial Data
                    (In thousands, except per share amounts)



                                         Year Ended December 31,
                                --------------------------------------

                                    1994       1995           1996
                                  --------   --------      -----------

Income Statement Data:
 Revenues......................   $635,297   $769,104       $  879,449
 Income (loss) before taxes....     84,098    (76,146)(1)      134,462
 Net income (loss).............     51,031    (45,926)(1)       79,708
 Net income (loss) per
   common and
   common equivalent
   shares......................   $   1.08      ($.91)(1)   $     1.51
 Shares used in
   computing net income
   per share(3)................     47,301     50,574           52,764


                                          Year Ended December 31,
                                  ----------------------------------------

                                           1995(2)(3)       1996(2)(3)
                                           ----------       -----------

Balance Sheet Data:
  Total Assets.................   $         2,523,151       $2,697,668
  Long-term debt and other
   long-term obligations.......               383,416          272,864
  Stockholders' equity.........               523,420          604,587
  Book Value per common share..   $             10.09       $    11.70

____________________

(1) 1995 includes charges related to the acquisition of Information Technology, Inc. ("ITI") which are a pre-tax special, one-time, non-cash charge of $173 million to expense the purchased ITI Premier II research and development and a pre-tax charge of $9.9 million for the accelerated amortization of the completed ITI Premier I Software. The combined after-tax charge was $109.6 million. Pro forma combined Fiserv and BHC net income and earnings per share before such charges would have been $63.8 million and $1.26, respectively.
(2) Reflects proceeds from sale of shares of BHC Common Stock pursuant to the offering prior to closing of the Merger, retirement of remaining BHC treasury shares and anticipated Merger-related expenses.
(3) Assumes issue of additional shares of Fiserv Common Stock related to the Merger.

                                  RISK FACTORS

  In addition to other information contained or incorporated by reference in this Prospectus, prospective investors should consider carefully the factors listed below before making a decision to purchase the BHC Common Stock offered hereby.

Risks Relating to the Merger

  Average Fiserv Stock Price Will Differ From Actual Market Price. The Conversion Ratio will be determined based upon the Fiserv Average Stock Price, which will be the average closing prices of Fiserv Common Stock for the 20 trading days ending two trading days prior to the Effective Time. The price of Fiserv Common Stock at the Effective Time may vary significantly from the Fiserv Average Stock Price due to changes in the business, operations or prospects of Fiserv, market assessments on the likelihood that the Merger will be consummated and the time thereof, general market and economic conditions and other factors.

  Termination Provisions May Have a Deterrent Effect. BHC has agreed that it will not solicit, directly or indirectly, any proposal or offer to acquire all or any significant part of its business and properties or its capital stock, whether by merger, purchase of assets, tender offer or otherwise (the "BHC Acquisition Proposal"). In the event (i) BHC terminates the Merger Agreement because another person has made a BHC Acquisition Proposal that the BHC Board of Directors determines in good faith that the failure to accept such BHC Acquisition Proposal could reasonably be deemed to cause the members of the Board of Directors to breach their fiduciary duties under applicable law, and
(ii) within six months of such termination, BHC shall have entered into, or shall have publicly announced its intention to enter into, an agreement or agreement in principle with respect to any BHC Acquisition Proposal, then BHC shall pay Fiserv a termination fee of $2,000,000. These provisions in the Merger Agreement may have the effect of discouraging an attempt by a third party to engage in certain acquisition transactions with BHC.

  Possible Loss of Business. Despite the effort of both Fiserv and BHC, current clients of BHC may not continue with Fiserv subsequent to the Merger. The loss of a material number of clients could adversely affect the combined operations of Fiserv and BHC.

  Inability to Consummate Merger; Adjustment to Conversion Ratio. The obligations of BHC and Fiserv to consummate the Merger are subject to certain conditions, including approval of the Merger Agreement by BHC stockholders, the accuracy in all material respects of the representations and warranties of each party and compliance with all covenants contained in the Merger Agreement. In the event such conditions are not met or waived, the Merger may not be consummated. In addition, if Fiserv reasonably determines that the Pooling Condition cannot be satisfied, the Merger consideration will be adjusted by modifying the Conversion Ratio such that "$33.50" is replaced with "$31.50."

Nature of BHC's Businesses

  BHC's businesses, by their nature, are subject to various risks, including substantial fluctuations in volume levels of securities transactions, losses from customer defaults, litigation and employee misconduct.

  Processing and Support Services fees and commission revenues are directly related to transaction volumes. In periods of low volume, profitability is adversely affected because certain expenses consisting primarily of salaries, computer hardware and software costs and occupancy expenses remain relatively fixed. In 1996, such expenses were approximately $35,254,000, or approximately 52% of total expenses including interest expense. Variations in transaction volume may cause BHC'S operating results to fluctuate significantly on a quarterly basis.

  Except for margin debit balances carried by BHC Securities on behalf of TradeStar, which as of December 31, 1996 totaled $52,290,000, the risk of loss from customer defaults is generally contractually allocated to the Client for which BHC Securities is acting pursuant to a Clearing Agreement between BHC Securities and the Client (the "Clearing Agreement"). There can be no assurance that in all instances BHC Securities will recover the full amount or any part of such loss. BHC Securities would bear losses arising out of customer defaults to the extent they could not be collected from the Client and/or the customer.

Litigation

  BHC, like all firms involved in the securities business, is subject to litigation from time to time in connection with its activities. Although, BHC has not to date been involved in litigation exposing it to substantial damages, there can be no assurance that it will not be subject to such litigation in the future. On January 21, 1994, BHC received notice that a purported holder of a brokerage account with a BHC Client filed a complaint in the Supreme Court of the State of New York which alleges that BHC received, in violation of New York statutory and common law, cash payments from market makers in certain securities (referred to as payment for order flow) in return for BHC's executing customer orders with such market makers. In the complaint, the plaintiff seeks injunctive relief and damages, a return of cash payments for order flow, in addition to clearing and execution fees earned by BHC from January 1, 1990, certification of this matter as a class action, punitive damages, costs and attorneys' fees in an unspecified amount. Payment for order flow is common practice within the securities industry. BHC removed this matter to the United States District Court for the Southern District of New York, and the federal court, on December 18, 1995, dismissed the complaint for failure to state a claim upon which relief can be granted. The plaintiff appealed the dismissal and on January 17, 1997 the United States Court of Appeals for the Second Circuit vacated the final judgment of the lower court and remanded with instructions to remand the action to state court.

  BHC believes that the ultimate liability, if any, resulting from this matter will have no material effect on its consolidated financial position. The materiality of this matter on BHC's future operating results depends on the level of future results of operations, as well as on the timing and amount of the ultimate outcome.

  Employee misconduct can also give rise to liability. BHC seeks to limit misconduct through extensive compliance procedures; however, there can be no assurance that such procedures will be successful in eliminating employee misconduct and the attendant risk of liability in the future.

Credit Risk

  In connection with its margin lending activities, BHC is subject to the risks inherent in extending credit to customers introduced to it by its Clients for the purpose of buying securities on margin. This risk is increased during periods of rapidly declining markets in which collateral value could fall below the amount of a customer's indebtedness. Credit risk also may be increased as a result of the concentration of collateral, both in a particular account and in all of BHC's accounts. While BHC has instituted procedures that it believes will minimize the risk of significant credit losses, there can be no assurance that such losses will not occur. BHC also is exposed to credit risk from its securities lending activities and from unsettled securities trades. Should a customer not pay for securities purchased or not deliver securities sold, BHC may have to sell out or buy in the position at the then current market price, which may be higher or lower than the market price on the trade date.

Dependence on Key Clients

  While BHC serves a diversified client base, three Clients, Citicorp Investment Services, Inc. ("CIS"), USAA Investment Management Company ("USAA") and PNC Capital Markets ("PNC"), accounted for 14%, 10% and 10%, respectively, of the Company's total revenues in 1996. For the years ended December 31, 1995 and 1994, revenues generated from CIS and PNC exceeded 10% of total revenues. Revenues from CIS and PNC were 13% and 11%, respectively, for 1995 and 14% and 11%, respectively, for 1994.

  BHC has entered into a written agreement with CIS to continue its clearing relationship with BHC through June 30, 1998.

  Norwest Investment Services, Inc. ("NISI"), which accounted for 7% of the Company's total revenues in 1996, has given notice of its intention to internalize its securities processing services. NISI has deferred its internalization until the third quarter of 1997. This deferral is the most recent in a series of decisions by NISI to continue, for at least a short period of time, its relationship with BHC. There can be no assurance, however, that NISI will continue, even temporarily, its relationship with BHC beyond the third quarter of 1997.

  On October 16, 1996, USAA advised BHC in writing that it intended to internalize its brokerage operations in the latter half of 1997. No specific date has been given to BHC by USAA as to its intended date for internalization, but it is anticipated that this will occur during the fourth quarter of 1997.

  Clearing Agreements with BHC's Clients are generally terminable without a substantial penalty upon between 60 days and six months prior notice, however, several of BHC's Clients have entered into long term contracts. Clearing Agreements with a majority of BHC's Clients have been in effect for more than eleven years.

Competition and Risk

  BHC's Processing and Support Services, retail brokerage and third party marketing activities operate in highly competitive markets. Some of BHC's competitors have greater capital and more resources available to them than BHC.

  BHC encounters intense competition in providing Processing and Support Services from several highly visible, major securities firms. In many instances, BHC competes with such firms for the same Clients and market share. BHC believes that the main competitive factors are price, quality of service, convenience, product availability and the technology platforms upon which BHC's system and services are based. While some clearing brokers may charge lower fees for certain transactions, BHC believes that it competes favorably with such firms.

  Like all firms involved in the provision of both securities clearing and third party marketing services, BHC and its subsidiaries are subject to the risk that a bank or financial institution (i) may change its marketing approach by internalizing its activities or (ii) may seek the services of another clearing firm or third party marketer whether or not as a result of the recent proliferation of bank consolidations.

Regulation

  BHC and the securities industry generally are subject to extensive regulation at both the federal and state levels by various regulatory organizations which are charged with protecting the interests of the investing public and the integrity of the securities markets. In addition, self-regulatory organizations, such as the NYSE and the NASD, require strict compliance with their rules and regulations. Failure to comply with any applicable laws, rules or regulations could result in fines or penalties, suspension or revocation of licenses, or expulsion from membership, any one of which could have a material adverse effect on BHC.


                                USE OF PROCEEDS

  The net proceeds to BHC from the sale of the 200,000 shares of BHC Common Stock offered by BHC (assuming BHC sells the maximum number of shares hereunder) are estimated to be approximately $6,462,600, assuming an estimated offering price of $32.313 per share. The net proceeds from the sale of BHC Common Stock received by BHC will be considered uncommitted funds that may be used by BHC for general corporate purposes.


                                   THE MERGER

  The Merger Agreement provides for the merger of Fiserv Sub into BHC, as a result of which BHC will be the surviving corporation and a wholly owned subsidiary of Fiserv. The Merger Agreement requires that BHC sell in an offering such number of shares of BHC Common Stock as may be necessary to satisfy the Pooling Condition. This offering is being made to satisfy the Pooling Condition. Upon consummation of the Merger, each share of BHC Common Stock offered hereby will be automatically converted into shares of Fiserv Common Stock pursuant to the Conversion Ratio.

Effective Time and Consequences of the Merger

  If approved by the requisite vote of the stockholders of BHC and if all other conditions to the consummation of the Merger are satisfied or waived, the Merger will become effective immediately upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or at such other time or date thereafter as Fiserv, Fiserv Sub and BHC may agree. At the Effective Time, Fiserv Sub shall be merged with and into BHC, which shall be the Surviving Corporation in the Merger, the separate existence and corporate organization of Fiserv Sub shall cease, and BHC shall succeed, insofar as permitted by Delaware law, to all rights, assets, liabilities and obligations of Fiserv Sub.

  It is presently contemplated that the Effective Time will be May 30, 1997.

Merger Consideration

  Each outstanding share of BHC Common Stock will be converted into the right to receive such number of shares of Fiserv Common Stock as shall equal the Conversion Ratio, which is defined as the quotient of (x) $33.50 divided by (y) the Average Fiserv Stock Price, which is defined as an amount equal to the average closing price of Fiserv Common Stock as reported on Nasdaq (as reported in The Wall Street Journal) for the 20 trading days ending on the second trading
   -----------------------
day prior to the Effective Time. Assuming an Average Fiserv Stock Price of $_____ (which is the closing price of Fiserv Common Stock as reported in The
                                                                         ---
Wall Street Journal on April ___, 1997), the Merger would result in the present
-------------------
BHC stockholders owning approximately ___% of the Fiserv Common Stock.

  No fractional shares of Fiserv Common Stock will be issued in the Merger. In lieu of any fractional shares, each holder of BHC Common Stock who would otherwise be entitled to receive a fractional share of Fiserv Common Stock pursuant to the Merger will be paid an amount in cash, without interest, rounded to the nearest cent, determined by multiplying (i) the per share closing price of Fiserv Common Stock as reported on Nasdaq on the date of the Effective Time, by (ii) the fractional interest to which such holder would otherwise be entitled.

Conditions to the Merger

  The obligations of Fiserv and BHC to consummate the Merger are subject to the fulfillment or waiver (where permissible) of certain conditions, including: (i) obtaining the approval of the stockholders of BHC; (ii) approval for quotation on Nasdaq, subject to official notice of issuance, of the Fiserv Common Stock to be issued in connection with the Merger; (iii) the effectiveness of the Registration Statement on Form S-4; (iv) no order being entered in any action or proceeding or other legal restraint or prohibition preventing the consummation of the Merger; (v) the receipt by each party of various legal opinions and other certificates, consents, reports and approvals from the other parties to the Merger and from third parties; (vi) the accuracy in all material respects of the representations and warranties of each party and compliance with all covenants and conditions by each party; and (vii) the absence of any Material Adverse Change (as defined in the Merger Agreement) in the business or financial condition of Fiserv or BHC. The relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has already expired as of the date hereof.

  In the event Fiserv reasonably determines the consummation of the Merger would be accounted for as a pooling of interests in accordance with generally accepted accounting principles, then, subject to the other terms and conditions of the Merger Agreement, the Merger shall be consummated. If Fiserv reasonably determines that such conditions will not be satisfied, then, subject to the other terms and conditions of the Merger Agreement, the Merger shall be consummated, provided, however, that the Merger consideration shall be adjusted by modifying the Conversion Ratio such that $33.50 is replaced with $31.50.

Amendments and Termination

  The Merger Agreement may be amended by a written agreement executed by BHC, Fiserv and Fiserv Sub either before or after the stockholders of BHC approve the Merger. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by mutual agreement of the Boards of Directors of Fiserv and BHC, or by the Board of Directors of any party if any of the conditions applicable to such party to effect the Merger is not satisfied or waived on or before the Effective Time or if the Merger is not effective on or before six months after the scheduled Closing Date (currently May 30, 1997), provided that the party seeking to terminate the Merger Agreement is not responsible for the failure of the Merger to occur prior to such date.

  In the event that BHC terminates the Merger Agreement because it has received a BHC Acquisition Proposal which the Board of Directors of BHC determines in good faith that it would be a breach of its fiduciary duties if it did not accept, and within six months of termination it has entered into an agreement or publicly announced its intention to enter into an agreement regarding a BHC Acquisition Proposal, BHC will pay Fiserv a termination fee of $2,000,000.

Certain Federal Income Tax Consequences

  The following discussion is intended to provide a summary of certain federal income tax consequences of the Merger.

  The Merger Agreement provides that, for federal income tax purposes, BHC and Fiserv intend that the Merger constitute a tax-free "reorganization" within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code (a "Tax-Free Reorganization"). BHC and Fiserv intend to treat the Merger as a Tax-Free Reorganization in their federal income tax returns. The principal federal income tax consequences of a Tax-Free Reorganization, under currently applicable law, are as follows: (i) no gain or loss would be recognized by BHC or Fiserv as a result of the Merger; (ii) no gain or loss would be recognized by the stockholders of BHC on the exchange of their shares of BHC Common Stock solely for shares of Fiserv Common Stock pursuant to the Merger (except in respect of cash received in lieu of fractional shares as described below); (iii) the basis of the shares of Fiserv Common Stock received by a former stockholder of BHC pursuant to the Merger should be the same as the tax basis for the shares of BHC Common Stock exchanged therefor (reduced by any basis allocated to fractional share interests to which a stockholder may be entitled and for which cash is received); and (iv) the holding period of shares of Fiserv Common Stock received by a former stockholder of BHC pursuant to the Merger would include the period during which the stockholder held such shares of BHC Common Stock.

  A holder of BHC Common Stock who receives cash in lieu of a fractional share of Fiserv Common Stock issued in a Tax-Free Reorganization would be treated as first having received such fractional share and then as having received cash in redemption thereof. If such redemption were treated as not essentially equivalent to a dividend within the meaning of Section 302(b) of the Code, such stockholder would recognize capital gain or capital loss equal to the difference between the cash received and the tax basis allocated to his fractional share. Such capital gain or loss would be long-term capital gain or loss if such BHC Common Stock has been held for more than one year as of the Effective Time.

  This analysis is based on certain assumptions, including without limitation assumptions that: (i) the representations and warranties set forth in the Merger Agreement will be true, correct and complete as if made at the Effective Time;
(ii) there is no plan or intention on the part of the holders of BHC Common Stock to dispose of a prescribed amount of shares of Fiserv Common Stock acquired in the Merger or BHC Common Stock in anticipation of the Merger (as further discussed below); (iii) no consideration other than shares of Fiserv Common Stock and cash paid for fractional shares will be received by holders of the shares of BHC Common Stock for their shares of BHC Common Stock; and (iv) following the Merger, BHC will hold (a) at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets held immediately prior to the Merger, and (b) at least 90% of the fair market value of Fiserv Sub's net assets and at least 70% of the fair market value of Fiserv Sub's gross assets held immediately prior to the Merger (for purposes of this assumption, amounts paid by BHC or Fiserv Sub to stockholders who receive cash or other property (including cash for fractional shares), amounts used by BHC or Fiserv Sub to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by BHC will be included in the assets of BHC or Fiserv Sub, respectively, immediately prior to the Merger). Although Fiserv and BHC believe the foregoing assumptions are and will be correct, no assurances to that effect can be given.

  Under guidelines published in Revenue Procedure 77-37, 1977-2 C.B. 568 (the "IRS Guidelines"), the Internal Revenue Service will issue a ruling that a transaction constitutes a Tax-Free Reorganization if certain factual representations can be made with respect thereto. In particular, the IRS Guidelines require a representation that there will be a fifty percent (50%) level of continuity of shareholder interest. The IRS Guidelines are intended to serve only as a description of the circumstances in which the Internal Revenue Service will issue a favorable ruling and not as a statement of the substantive law regarding the qualification of a transaction as a Tax-Free Reorganization. While continuity of shareholder interest is a requirement for tax-free reorganization treatment, Supreme Court precedent supports a lesser degree of continuity than that required by the IRS Guidelines.

  Although BHC expects the IRS Guidelines to be satisfied and to receive the opinion of Ballard Spahr Andrews & Ingersoll as to certain federal income tax consequences of the Merger, no advance ruling has been requested from the Internal Revenue Service as to the tax consequences of the Merger. There cannot, therefore, be any assurance that the treatment of the Merger by Fiserv, BHC or the stockholders of BHC as a Tax-Free Reorganization will not be challenged by the Internal Revenue Service, or that any such challenge would not be sustained.

  If the Merger is not characterized as a Tax-Free Reorganization, the principal federal income tax consequences, under currently applicable law, would be as follows: (i) no gain or loss would be recognized by Fiserv or BHC as a result of the Merger; (ii) gain or loss would be recognized by the holders of BHC Common Stock upon the exchange of their BHC Common Stock solely for Fiserv Common Stock; (iii) the tax basis of Fiserv Common Stock to be received by the holders of BHC Common Stock in the Merger would be the fair market value of such Fiserv Common Stock as of the Effective Time; and (iv) the holding period of Fiserv Common Stock to be received by the holders of BHC Common Stock pursuant to the Merger would begin the day after the Effective Time.

  The discussion set forth above is included for general information only. It does not address every aspect of the federal income tax laws that may be relevant to the holders of BHC Common Stock in light of their personal circumstances or to certain types of holders subject to special tax treatment and is generally limited to persons who hold BHC Common Stock as a capital asset. In addition, it does not discuss any state, local or foreign or other federal tax aspects of the merger. The discussion is based on currently existing provisions of the code, existing and proposed treasury regulations thereunder and current administrative rulings and court decisions. All of the foregoing are subject to change retroactively as well as prospectively and any such change could affect the continuing validity of this discussion. Each stockholder of BHC should consult his or her own tax advisor as to the specific tax consequences of the merger to him or her, including the application and effect of federal, state, local and foreign tax laws.

Exchange of Share Certificates

  As soon as practicable after the Effective Time, each holder of shares of BHC Common Stock that have been converted into the right to receive Fiserv Common Stock, upon surrender to the Exchange Agent for cancellation of one or more certificates for such shares of BHC Common Stock, will be entitled to receive certificates representing the number of whole shares of Fiserv Common Stock to be issued in respect of the aggregate number of such shares of Fiserv Common Stock previously represented by the stock certificates surrendered and cash, if any, payable in lieu of the issuance of a fractional share.

  Promptly after the Effective Time, the Exchange Agent will furnish the former BHC stockholders a letter of transmittal for use in converting their BHC Common Stock certificates. The letter will contain instructions with respect to the surrender of certificates representing shares of BHC Common Stock and the distribution of certificates representing Fiserv Common Stock and/or cash, as the case may be.

  Subject to the provisions pertaining to cash in lieu of fractional shares in the following sentence, until surrendered for exchange each certificate nominally representing BHC Common Stock shall be deemed for all corporate purposes to evidence the ownership of the number of full shares of Fiserv Common Stock which the holder is entitled to receive upon surrender of said certificates to the Exchange Agent. Until they have surrendered their certificates representing shares of BHC Common Stock for exchange, BHC Stockholders will not be entitled to receive any payment for a fractional share interest. Any such payment will be remitted to the BHC stockholder entitled thereto, without interest, at the time that such certificates representing shares of BHC Common Stock are surrendered for conversion, subject to any applicable abandoned property, escheat or similar law.

Management and Operations of BHC Following the Merger

  The Merger Agreement provides that following the Merger, George D. Dalton, Chairman of the Board of Fiserv, who is the sole director of Fiserv Sub, will become the sole director of the Surviving Corporation. The officers of Fiserv Sub will become the officers of the Surviving Corporation. At the Effective Time of the Merger, the Certificate of Incorporation and Bylaws of the Surviving Corporation will be amended so that they are the same as the current Certificate of Incorporation and Bylaws of Fiserv Sub, except that the name of the Surviving Corporation will be changed to Fiserv Clearing, Inc. Subsequent to the Merger, Fiserv plans to operate the Surviving Corporation as an independent subsidiary and has no present intention to move or consolidate any of the operations of the Surviving Corporation or its subsidiaries or to change the name of any of its subsidiaries.


                       DESCRIPTION OF FISERV COMMON STOCK


  The holders of Fiserv Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of Fiserv Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of Fiserv out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Fiserv, holders of Fiserv Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Fiserv Common Stock have no preemptive rights to subscribe for unissued shares of capital stock of Fiserv. There are no cumulative voting rights with respect to the Fiserv Common Stock, with the result that holders of a majority of the Fiserv Common Stock may elect all Fiserv's directors.

  Fiserv has appointed Firstar Trust Company, Milwaukee, Wisconsin, as transfer agent and registrar for the Fiserv Common Stock.

                        DESCRIPTION OF BHC COMMON STOCK


  BHC's Certificate of Incorporation authorizes the issuance of up to 30,000,000 shares of BHC Common Stock. Each share of BHC Common Stock entitles the holder thereof to one vote with respect to all matters upon which stockholders have a right to vote. Holders of BHC Common Stock have no preemptive or cumulative voting rights and no rights to convert their shares into other securities. Holders of BHC Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of BHC, holders of BHC Common Stock will be entitled to share ratably in any proceeds available for distribution after payment of all claims of creditors.

  The transfer agent and registrar for BHC Common Stock is American Stock Transfer & Trust Company.

                          BHC SELECTED FINANCIAL DATA

  The following table sets forth selected consolidated financial data of BHC. The income statement data in the table for the three years ended December 31, 1996 and the balance sheet data of BHC as of December 31, 1995 and 1996 have been derived from BHC's consolidated financial statements incorporated by reference herein which have been audited by Coopers & Lybrand L.L.P., independent auditors. The balance sheet data as of December 31, 1992, 1993 and 1994 and the related income statement data for the years ended December 31, 1992, 1993 and 1994 have been derived from BHC's consolidated financial statements incorporated by reference herein.


                                                  Year Ended December 31,
                                        -------------------------------------------
                                         1992     1993     1994     1995     1996
                                        -------  -------  -------  -------  -------
                                           (In thousands, except per share data)
Income Statement Data:

   Revenues:

      Processing and support
       service fees                     $30,684  $35,572  $37,164  $42,497  $50,561
      Margin interest                    12,064   14,937   20,218   25,583   28,301
      Other interest                      1,636    2,593    2,978    3,769    4,921
      Commissions                         5,102    5,360    4,585    6,555    9,189
      Other                               1,545    1,966    2,431    2,950    4,845
                                        -------  -------  -------  -------  -------

      Total revenues (1)                 51,031   60,428   67,376   81,354   97,817

      Interest expense (2)                7,676    8,295   11,918   15,630   16,636
                                        -------  -------  -------  -------  -------

      Net revenues                       43,355   52,133   55,458   65,724   81,181
                                        -------  -------  -------  -------  -------

   Expenses, excluding interest:

      Employees' compensation
       and benefits                      13,927   15,895   17,341   20,335   23,406
      Floor brokerage and
       clearing                           4,164    4,633    4,706    5,755    6,092
      Communications                      1,381    1,637    1,946    2,844    3,772
      Occupancy and equipment             4,421    5,154    6,094    5,979    6,815
      Other                               6,156    7,159    8,618    8,426   11,183
                                        -------  -------  -------  -------  -------

      Total expenses, excluding
       interest expense                  30,049   34,478   38,705   43,339   51,268
                                        -------  -------  -------  -------  -------

   Income before income taxes            13,306   17,655   16,753   22,385   29,913

   Provision for income taxes             4,678    6,643    6,129    8,448   11,889
                                        -------  -------  -------  -------  -------

   Net income                           $ 8,628  $11,012  $10,624  $13,937  $18,024
                                        =======  =======  =======  =======  =======

   Earnings per share, fully diluted      $1.63    $1.60    $1.40    $1.94    $2.69
                                        =======  =======  =======  =======  =======

   Weighted average shares
   outstanding fully diluted              5,563    7,046    7,581    7,193    6,688
-----------------------------

(1)       Includes related party revenues of $21,403, $12,100, $9,563, $16,122, and $12,862 for 1992, 1993, 1994, 1995 and 1996, respectively.

(2) Includes related party expenses of $1,765, $2,092, $2,625, $5,747, and $7,676 for 1992, 1993, 1994, 1995 and 1996, respectively.


                                            Year Ended December 31,
                                ------------------------------------------------
                                  1992      1993      1994      1995      1996
                                --------  --------  --------  --------  --------
                                                 (In thousands)
Balance Sheet Data:

    Total assets                $393,572  $490,194  $551,921  $634,002  $785,299
    Long-term debt and other
     long-term obligations      $ 19,211  $  2,207  $    583        --        --
    Stockholders' equity        $ 26,639  $ 68,525  $ 75,101  $ 85,308  $ 93,467


                         FISERV SELECTED FINANCIAL DATA


  The following table sets forth selected consolidated financial data of Fiserv. The statement of operations data in the table for the three years ended December 31, 1996, and the balance sheet data as of December 31, 1995 and 1996, have been derived from Fiserv's consolidated financial statements incorporated by reference herein, which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data in the table for the two years ended December 31, 1993, and the balance sheet data as of December 31, 1992, 1993 and 1994, have been derived from Fiserv's audited consolidated financial statements which are incorporated by reference herein.



                                                   Year Ended December 31,
                                     ----------------------------------------------------
                                       1992       1993       1994      1995(1)     1996
                                     ---------  ---------  ---------  ---------  --------
Statement of Operations Data:          (In thousands, except per share data)

Revenues...........................  $341,448   $467,863   $579,839   $703,380   $798,268
                                     --------   --------   --------   --------   --------
Cost of revenues:
 Salaries, commissions and
  payroll related costs............   170,106    223,271    281,651    330,845    371,526
 Data processing expenses,
  rentals and tele-
  communication costs..............    44,383     72,524     81,320     95,798     90,919
 Other operating expenses..........    68,788     90,162    109,975    125,498    145,230
 Depreciation and amorti-
  zation of property and
  equipment........................    16,596     22,450     31,350     38,480     42,241
 Purchased incomplete
  software technology..............                                    172,970
 Amortization of
  intangible assets................     6,589      9,098     10,846     25,880     20,983
Amortization (capitalization) of
  internally generated computer
  software - net...................    (6,757)    (7,185)    (9,599)    (6,382)     3,732
                                     --------   --------   --------   --------   --------
Total..............................   299,705    410,320    505,543    783,089    674,631
                                     --------   --------   --------   --------   --------

Operating income (loss)............    41,743     57,543     74,296    (79,709)   123,637
Interest expense - net.............     2,452      4,366      6,951     18,822     19,088
                                     --------   --------   --------   --------   --------
Income (loss) before income taxes..    39,291     53,177     67,345    (98,531)   104,549
Income tax provision (credit)......    14,925     20,464     26,938    (38,668)    42,865
                                     --------   --------   --------   --------   --------
Net income (loss)..................  $ 24,366   $ 32,713   $ 40,407   $(59,863)  $ 61,684
                                     ========   ========   ========   ========   ========
Net income (loss) per common and
  common equivalent
  share............................     $0.69      $0.83      $0.99     $(1.36)     $1.34
                                     ========   ========   ========   ========   ========
Shares used in computing
  net income per share.............    35,379     39,455     40,735     44,008     46,198
                                     ========   ========   ========   ========   ========
----------------

(1) 1995 includes certain charges related to the acquisition of Information Technology, Inc. ("ITI"). The charges are a pre-tax special, one-time, non-cash charge of $173 million to expense the purchased ITI Premier II research and development and a pre-tax charge of $9.9 million for the accelerated amortization of the completed ITI Premier I software. The combined after-tax charge was $109.6 million ($2.49 per share). Net income and net income per share before such charges were $49.8 million and $1.13, respectively.


                                                    Year Ended December 31,
                                   ----------------------------------------------------------
                                      1992        1993        1994        1995        1996
                                   ----------  ----------  ----------  ----------  ----------
                                                         (In thousands)
Balance Sheet Data:
  Total assets...................  $1,097,339  $1,395,403  $1,661,345  $1,885,299  $1,908,519
  Long-term debt and
    other long-term obligations..      59,472     122,417     150,016     383,416     272,864
  Stockholders' equity...........  $  195,630  $  312,873  $  358,722  $  434,262  $  507,270


                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION


  The following unaudited pro forma condensed consolidated balance sheets combine the condensed consolidated balance sheets of Fiserv and BHC as of December 31, 1996 and 1995. The following unaudited pro forma condensed consolidated statements of operations combine the condensed consolidated statements of Fiserv and BHC for each of the three years in the period ended December 31, 1996. The pro forma information is based on the historical financial statements of Fiserv and BHC, giving effect to the merger transaction under the pooling of interests method of accounting, and the assumptions and adjustments in the accompanying notes to the pro forma condensed consolidated financial statements.

  The pro forma condensed consolidated balance sheets and the pro forma condensed consolidated statements of operations have been prepared by Fiserv management based upon the audited financial statements of Fiserv and BHC for the periods indicated.

  The pro forma condensed consolidated statements of operations are not necessarily indicative of the results that actually would have occurred if the acquisition had occurred at the beginning of the periods indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the audited financial statements of Fiserv for the year ended December 31, 1996, as incorporated by reference in its Annual Report on Form 10-K for the year which is incorporated herein by reference, and in conjunction with the audited financial statements of BHC for the year ended December 31, 1996, as included in its Annual Report on Form 10-K for the year incorporated herein by reference.

                Pro Forma Condensed Consolidated Balance Sheets
                                  (Unaudited)
                                 (In thousands)

December 31, 1996                           Fiserv       BHC        Adjustments     Combined
Assets

Cash and cash equivalents                 $   80,833   $ 15,288   $3,850(B,C)      $   99,971
Cash and securities segregated under
 federal regulations                                      2,411                         2,411
Accounts receivable from customers and
 other                                       160,747    493,635                       654,382
Receivable from brokers or dealers and
 clearing organizations                                 227,199                       227,199
Prepaid expenses and other assets             54,354     20,634                        74,988
Trust account investments                    970,553                                  970,553
Other investments                             53,556     16,988                        70,544
Deferred income taxes                         32,083                                   32,083
Property and equipment - Net                 143,661      4,752                       148,413
Internally generated computer software
 - Net                                        70,487                                   70,487
Identifiable intangible assets relating
 to acquisitions - Net                        50,156      4,392                        54,548
Goodwill - Net                               292,089                                  292,089
                                        -----------------------------------------------------

Total Assets                              $1,908,519   $785,299   $3,850           $2,697,668
                                        =====================================================

Liabilities and Shareholders' Equity

Short-term bank loans payable                          $ 33,200                    $   33,200
Payable to brokers or dealers and
 clearing organizations                                 230,975                       230,975
Payable to customers including free
 credit balances of $318,303                            366,421                       366,421
Accounts payable                          $   43,486                                   43,486
Accrued expenses                              60,747     61,236                       121,983
Accrued income taxes                           7,510                                    7,510
Deferred revenues                             46,089                                   46,089
Trust account deposits                       970,553                                  970,553
Long-term debt                               271,502                                  271,502
Other obligations                              1,362                                    1,362
                                          ---------------------------------------------------
Total liabilities                          1,401,249    691,832                     2,093,081
                                          ----------   --------                    ----------

Shareholders' equity:
Common stock outstanding                         453          8        57   (A,B)         518
Additional paid-in capital                   323,268     39,582    (9,083)  (A,B)     353,767
Unrealized gain on investments                18,621                                   18,621
Accumulated earnings                         164,928     69,303    (2,550)    (C)     231,681
Treasury stock at cost                                  (15,426)   15,426     (B)
                                          ---------------------------------------------------
Total shareholders' equity                   507,270     93,467     3,850             604,587
                                          ---------------------------------------------------

     Total liabilities and                $1,908,519   $785,299   $ 3,850          $2,697,668
      shareholders' equity                ===================================================

See notes to unaudited pro forma condensed consolidated financial statements

                Pro Forma Condensed Consolidated Balance Sheets
                                  (Unaudited)
                                 (In thousands)


December 31, 1995
Assets                                                               Fiserv       BHC       Adjustments     Combined

Cash and cash equivalents                                          $   59,743  $ 21,517   $ 3,850   (B,C)  $   85,110
Cash and securities segregated under federal regulations                          2,312                         2,312
Accounts receivables from customers and other                         154,628   377,535                       532,163
Receivables from brokers or dealers and clearing organizations                  196,321                       196,321
Prepaid expenses and other assets                                      63,893    15,302                        79,195
Trust account investments                                             931,732                                 931,732
Other investments                                                      55,748    11,502                        67,250
Deferred income taxes                                                  39,527                                  39,527
Property and equipment-Net                                            148,343     4,714                       153,057
Internally generated computer software-Net                             73,863                                  73,863
Identifiable Intangible assets relating to acquisitions-Net            57,270     4,799                        62,069
Goodwill-Net                                                          300,552                                 300,552
                                                                   --------------------------------------------------
  Total Assets                                                     $1,885,299  $634,002   $ 3,850          $2,523,151
                                                                   ==================================================

Liabilities and Shareholders' Equity

Short-term bank loans payable                                                  $ 41,900                    $   41,900
Payable to brokers or dealers and clearing organizations                        190,810                       190,810
Payable to customers including free credit balances of $230,243                 270,761                       270,761
Accounts payable                                                   $   43,948                                  43,948
Accrued expenses                                                       59,614    45,223                       104,837
Accrued income taxes                                                    6,116                                   6,116
Deferred revenues                                                      40,754                                  40,754
Trust account deposits                                                917,189                                 917,189
Long-term debt                                                        381,361                                 381,361
Other obligations                                                       2,055                                   2,055
                                                                   --------------------------------------------------
Total liabilities                                                   1,451,037   548,694                     1,999,731
                                                                   --------------------------------------------------

Shareholders' equity:
Common stock outstanding                                                  449         8   $    57   (A,B)         514
Additional paid-in capital                                            315,800    39,582       (30)  (A,B)     355,352
Unrealized gain on investments                                         15,268                                  15,268
Accumulated earnings                                                  102,745    52,091    (2,550)    (C)     152,286
Treasury stock at cost                                                           (6,373)    6,373     (B)
                                                                   --------------------------------------------------
Total shareholders' equity                                            434,262    85,308     3,850             523,420
                                                                   --------------------------------------------------
 Total liabilities and shareholders' equity                        $1,885,299  $634,002   $ 3,850       $   2,523,151
                                                                   ==================================================

See notes to unaudited pro forma condensed consolidated financial statements

           Pro forma Condensed Consolidated Statements of Operations
                                  (Unaudited)
                                 (In thousands)
                             Year ended December 31

                               1996       1996        1996        1996        1995         1995        1995          1995
                              Fiserv      BHC      Adjustment   Combined   Fiserv(1)       BHC      Adjustment   Combined(1)

Revenues                     $798,268  $81,181(2)               $879,449  $ 703,380     $65,724(2)               $ 769,104
                             --------  -------                  --------  ---------     -------                  ---------

Cost of revenues:
Salaries, commission and
 payroll
  related costs               371,526   23,406                   394,932    330,845      20,335                    351,180
Data processing expenses,
 rental and
  telecommunication costs      90,919                             90,919     95,798                                 95,798
Other operating expenses      145,230   25,650                   170,880    125,498      20,799                    146,297
Depreciation and
 amortization of
  property and equipment       42,241    2,212                    44,453     38,480       2,205                     40,685
Purchased incomplete
 software technology                                                        172,970                                172,970
Amortization of intangible
 assets                        20,983                             20,983     25,880                                 25,880
Amortization of internally
 generated
  computer software-net         3,732                              3,732     (6,382)                                (6,382)
                             --------  -------                  --------  ---------     -------                  ---------
          Total               674,631   51,268                   725,899    783,089      43,339                    826,428
                             --------  -------                  --------  ---------     -------                  ---------
Operating income (loss)       123,637   29,913                   153,550    (79,709)     22,385                    (57,324)
Interest expense-net           19,088                             19,088     18,822                                 18,822
                             --------  -------                  --------  ---------     -------                  ---------
Income (loss) before
 income taxes                 104,549   29,913                   134,462    (98,531)     22,385                    (76,146)
Income tax provision
 (credit)                      42,865   11,889                    54,754    (38,668)      8,448                    (30,220)
                             --------  -------                  --------  ---------     -------                  ---------
Net income (loss)            $ 61,684  $18,024                  $ 79,708   ($59,863)    $13,937                   ($45,926)
                             ========  =======                  ========  =========     =======                  =========
Net income (loss) per
 common and
  common equivalent share       $1.34                              $1.51     ($1.36)                                ($0.91)
                             ========                           ========  =========                              =========
Shares used in computing
 net
  income per share             46,198                 6,566(D)    52,764     44,008                    6,566(D)     50,574
                             ========               =========   ========  =========                  =========   =========

                                    1994        1994        1994        1994
                                   Fiserv       BHC      Adjustment   Combined
                                   $579,839   $55,458(2)               $635,297
Revenues                           --------   -------                  --------


Cost of revenues:
Salaries, commission and
 payroll
  related costs                      281,651    17,341                   298,992
Data processing expenses,
 rental and
  telecommunication costs             81,320                              81,320
Other operating expenses             109,975    18,749                   128,724
Depreciation and
 amortization of
  property and equipment              31,350     2,615                    33,965
Purchased incomplete
 software technology
Amortization of intangible
 assets                               10,846                              10,846
Amortization of internally
 generated computer
  software-net                        (9,599)                             (9,599)
                                    --------   -------                  --------
          Total                      505,543    38,705                   544,248
                                    --------   -------                  --------
Operating income (loss)               74,296    16,753                    91,049
Interest expense-net                   6,951                               6,951
                                    --------   -------                  --------

Income (loss) before
 income taxes                         67,345    16,753                    84,098
Income tax provision
 (credit)                             26,938     6,129                    33,067
                                    --------   -------                  --------

Net income (loss)                   $ 40,407   $10,624                  $ 51,031
                                    ========   =======                  ========

Net income (loss) per
 common and
  common equivalent share              $0.99                               $1.08
                                    ========                            ========

Shares used in computing
 net income per share                 40,735                  6,566(D)    47,301
                                    ========                =========   ========


See notes to unaudited pro forma condensed consolidated financial statements

(1) 1995 includes changes related to the acquisition of ITI which are a pre-tax special, one-time, non-cash charge of $173 million to expense the purchased ITI Premier II research and development and a pre-tax charge of $9.9 million for the accelerated amortization of the completed ITI Premier I software. The combined after-tax charge was $109.6 million. Pro forma combined Fiserv and BHC net income and earnings per share before such charges would have been $63.8 million and $1.26, respectively.

(2) BHC revenues for the years ending December 31, 1996, 1995 and 1994 in the accompanying pro forma statements are stated net of interest expense of $16,636, $15,630 and $11,918, respectively.

         Notes to Pro Forma Condensed Consolidated Financial Statements
                                  (Unaudited)


The foregoing unaudited pro forma condensed consolidated financial information assumes Fiserv acquired all the outstanding shares of BHC Common Stock for $33.50 per share in a stock-for-stock Merger. The number of shares of Fiserv Common Stock BHC stockholders will receive will be determined by multiplying the number of shares of BHC Common Stock outstanding by the Conversion Ratio, which is defined as the quotient of (i) $33.50, divided by (ii) the Average Fiserv Stock Price, which is the average closing prices of Fiserv Common Stock as reported on Nasdaq for the 20 trading days ending two trading days prior to the Effective Time. It is contemplated that the Merger will be accounted for as a pooling of interests. The following adjustments are necessary to reflect the proposed transaction.

(A) Reflects the issuance of 6,566,000 Fiserv Shares for BHC Shares (including 200,000 shares out of BHC treasury) assuming an Average Fiserv Stock Price for Fiserv at $36.625.

(B) Reflects proceeds from sale of 200,000 shares of BHC Common Stock at $32.00 per share from treasury and retirement of remaining BHC treasury shares.

(C) To record the estimated costs attributable to the Merger. Such costs will be charged to operations as incurred. The costs consist of the following:

Financial Advisory Fees    $1,925,000
Legal and Accounting          550,000
Printing and Other             75,000
                           ----------
                           $2,550,000
                           ==========

(D) Reflects the issuance of 6,566,000 Fiserv shares for BHC shares including treasury shares and stock options -- $240,497,000 at an Average Fiserv Stock Price of $36.625.

                              PLAN OF DISTRIBUTION

  The BHC Shares offered by BHC may be sold from time to time to purchasers directly in one or more transactions at a fixed price, which may be changed, at varying prices determined at the time of sale or at negotiated prices. Alternatively, BHC may from time to time sell the BHC Shares in transactions involving broker-dealers who may act as agents and/or may acquire BHC Shares from BHC as principals and who may receive compensation from BHC and/or the purchasers of the shares. Broker-dealers who acquire BHC Shares as principals may thereafter resell such BHC Shares in transactions, including transactions of the nature described above. Broker-dealers may be entitled, under agreements entered into with BHC, to indemnification by BHC against certain liabilities, including liabilities under the Securities Act. Any broker-dealer who participates in a sale of BHC Shares may be deemed to be an "underwriter" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealer, and, if any such broker-dealer purchases shares of BHC Shares as a principal, any profits received on the resale of such shares of BHC Shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

  The rules of the Commission generally prohibit underwriters, brokers, dealers and certain other persons engaged or participating in the distribution of BHC Shares from making a market in such BHC Shares during a period preceding the commencement of such distribution until the offering is completed.

  In order to comply with the securities laws of certain states, if applicable, the BHC Shares will be sold in such jurisdictions only through registered or licenses brokers or dealers. In addition, in certain states the BHC Shares may not be sold unless it has been registered or qualified for sale in the applicable state or any exemption from the registration or qualification requirement is available and is complied with.

  BHC's wholly owned subsidiary, BHC Securities, may act as a placement agent in connection with the placement of the BHC Shares. In the event that BHC Securities so acts, it will receive no fee or compensation from BHC, nor will it be indemnified by BHC for any liabilities arising under the Securities Act in connection with the offering. BHC Securities will not act as a market maker in the BHC Shares.

                                 LEGAL MATTERS

  The validity of the BHC Shares offered hereby are being passed upon for BHC by Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania.


                                    EXPERTS

  The consolidated financial statements of BHC as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 appearing in BHC's Annual Report on Form 10-K have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their report appearing therein, and have been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of Fiserv, Inc. and subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, incorporated by reference in Fiserv's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report with respect thereto, and are incorporated herein by reference in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

  The following is a list of the expenses to be incurred by the Registrant in connection with the issuance of the BHC Common Stock being registered hereby. All the expenses listed below except the SEC Registration Fee represent estimates only.

SEC Registration Fee            $1,958.36
Printing Expenses                  *
Accounting Fees and Expenses       *
Legal Fees and Expenses            *
Miscellaneous                      *
                                -------

  TOTAL                         $  *

____________________
  *  To be provided by amendment.


Item 15.  Indemnification of Directors and Officers.

  Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify its officers, directors, employees and agents (or persons who have served, at the corporation's request, as officers, directors, employees or agents of another corporation) against the expenses, including attorneys' fees, actually and reasonably incurred by any such person in connection with the defense of any action or suit by reason of being or having been a director, officer, employee or agent, if such person shall have acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe such conduct was unlawful, except that if such action shall be by or in the right of the corporation, no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or the court in which the suit was brought, shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

BHC's Certificate of Incorporation, as amended and restated, has the following indemnification provision:

        "TWELFTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, as the same exists or may hereafter be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of Delaware is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of the directors of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended General Corporation Law of Delaware. Any repeal or modification of this paragraph by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification."

Item 16.  Exhibits.

Exhibit
Number         Description
-------        -----------

2.1 Agreement and Plan of Merger dated as of March 2, 1997 (incorporated by reference to Exhibit 2 to BHC's Form 10-K for the year ended December 31, 1996, filed with the Commission on March 14, 1997. Schedules to the Agreement were not filed therewith but will be provided to the Commission upon its request, pursuant to Item 604(b)(2) of Regulation S-X.)

4.1 Specimen copy of BHC Common Stock Certificate (incorporated by reference to Exhibit 4.1 Registrant's Registration Statement on Form S-1 (File No. 33-46492))

5.1       Opinion of Ballard Spahr Andrews & Ingersoll*

8.1       Tax Opinion of Ballard Spahr Andrews & Ingersoll*

23.1      Consent of Coopers & Lybrand L.L.P.

23.2      Consent of Deloitte & Touche LLP

23.3      Consent of Ballard Spahr Andrews & Ingersoll (included in Exhibit 5.1)

24.1 Power of Attorney of Directors of BHC (included in Part II of Registration Statement)


------------------------
* To be filed by amendment.


Item 17.  Undertakings.

A.  The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

  provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if
  --------  -------
the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission (the "Commission") by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

  (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania on April 7, 1997.

                              BHC FINANCIAL, INC.

                              By: /s/ Lawrence E. Donato
                                  ---------------------------------------------
                                    Senior Vice President, Chief
                                    Financial Officer and Treasurer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below in so signing also makes, constitutes and appoints Lawrence E. Donato and Robert
B. Kaplan, and each of them, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to execute and cause to be filed with the Securities and Exchange Commission any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, with exhibits thereto and other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Signature                                Title                            Date
----------------------------  ----------------------------------------------  --------------

/s/ William T. Spane, Jr.     Chief Executive Officer President (Principal    April 7, 1997
----------------------------
William T. Spane, Jr.         Executive Officer) and Director

/s/ Lawrence E. Donato        Senior Vice President, Chief Financial Officer  April 7, 1997
----------------------------
Lawrence E. Donato            Treasurer (Principal financial and accounting
                              officer) and Director

/s/ Robert T. Arnold          Director                                        April 7, 1997
----------------------------
Robert T. Arnold

/s/ Vincent G. Bell, Jr.      Director                                        April 7, 1997
----------------------------
Vincent G. Bell, Jr.

/s/ Richard L. Bunn           Director                                        April 7, 1997
----------------------------
Richard L. Bunn

/s/ Carroll H. Crouch, Jr.    Director                                        April 7, 1997
----------------------------
Carroll H. Crouch, Jr.

/s/ George L Denton, Jr.      Director                                        April 7, 1997
----------------------------
George L. Denton, Jr.

/s/ John W. Saunders, Jr.     Director                                        April 7, 1997
----------------------------
John W. Saunders, Jr.

                                 EXHIBIT INDEX

Exhibit
Number     Description                                                      Page
------     -----------                                                      ----


2.1 Agreement and Plan of Merger dated as of March 2, 1997 (incorporated by reference to Exhibit 2 to BHC's Form 10-K for the year ended December 31, 1996, filed with the Commission on March 14, 1997, Schedules to the Agreement were not filed therewith but will be provided to the Commission upon its request, pursuant to Item 604(b)(2) of Regulation S-X.)

4.1 Specimen copy of BHC Common Stock Certificate (incorporated by reference to Exhibit 4.1 Registrant's Registration Statement on Form S-1 (File No. 33-46492))

5.1        Opinion of Ballard Spahr Andrews & Ingersoll*

8.1        Tax Opinion of Ballard Spahr Andrews & Ingersoll*

23.1       Consent of Coopers & Lybrand L.L.P.

23.2       Consent of Deloitte & Touche LLP

23.3       Consent of Ballard Spahr Andrews & Ingersoll (included in
           Exhibit 5.1)

24.1 Power of Attorney of Directors of BHC (included in Part II of Registration Statement)



-----------------------
* To be filed by amendment.